SEC No. 70-6903




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549











                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS











                      JERSEY CENTRAL POWER & LIGHT COMPANY

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




              In The Matter of              :
                                               Certificate
Jersey Central Power & Light Company        :  Pursuant to
                                               Rule 24 of
              File No. 70-6903              :  Partial Com-
                                               pletion of
(Public Utility Holding Company Act of 1935):  Transactions




To The Members of the Securities and Exchange Commission:


              The undersigned,  Jersey Central Power & Light Company  ("JCP&L"),

does hereby  certify  pursuant to Rule 24 of the General  Rules and  Regulations under the  Public  Utility  Holding  Company  Act of 1935,  that  certain of the transactions  proposed in the  Application  (as  amended)  filed in SEC File No.

70-6903,  have been carried out in accordance  with the terms and conditions of,

and  for  the  purposes  requested  in  said  Application  and  pursuant  to the

Commission's  Order,  dated November 16, 1983, and  Supplemental  Orders,  dated

November 19, 1984,  July 30, 1985,  June 27, 1986,  January 17, 1990 and October

24, 1994 with respect to said Application, as follows:

              At December 31, 1997 JCP&L  acquired  obligations of its customers in accordance  with its approved  Home Energy Loan Program,  Solar Water Heating

Conversion  Program and Electric Heat Conversion  Program in the total aggregate amounts as follows:

Obligations acquired as at September 30, 1997,                $ 8 419 180.44
as previously reported

Obligations acquired during the period
October 1, 1997 through December 31, 1997                           -0-
                                                              ______________

Total as at December 31, 1997                                 $ 8 419 180.44

                                    SIGNATURE


        PURSUANT TO THE  REQUIREMENTS  OF THE PUBLIC UTILITY HOLDING COMPANY ACT

OF 1935, THE UNDERSIGNED  COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON

ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                       JERSEY CENTRAL POWER & LIGHT COMPANY




                                        By:/s/ T. G. Howson
                                           ----------------
                                           T. G. Howson
                                           Vice President and Treasurer




Dated: January 7, 1998